Filed by Cantor Equity Partners I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners I, Inc.

Commission File No. 001-42464

BSTR Holdings, Inc.

Date: April 1st, 2026

As previously disclosed, on July 16, 2025, Cantor Equity Partners I, Inc. (“CEPO”), a Cayman Islands exempted company, and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B.

On March 23, 2026, Adam Back, Chief Executive Officer of Pubco, and Sean Bill, Chief Investment Officer of Pubco, had an interview with SPAC Insider. The interview was published on SPAC Insider podcast on April 1st, 2026. The transcript of the interview is set forth below.

TRANSCRIPT OF DISCUSSION BETWEEN ADAM BACK, SEAN BILL AND NICK CLAYTON, PUBLISHED ON SPAC INSIDER PODCAST, ON APRIL 1ST, 2026

Nick Clayton: So Adam and Sean, I think a great place to start would be just each of your backgrounds in the Bitcoin space. Just how far back does your history with Bitcoin as a concept and a currency go?

Adam Back: In some ways, one of the earliest people in Bitcoin because, sometime before Bitcoin I developed something called hash cash as an electronic postage system, which became a central kind of building block in Bitcoin precursor electronic cash ideas, and Bitcoin went on to use that. So, the mining argument in Bitcoin is something I designed in 1997. And as a result of that, I received well, as far as anybody knows, the first email from Satoshi was sometime in August 2008, you know, quite a while before the white paper drafts and all that kind of stuff and the network going live. So was early in that sense. And then, you know, I’m mostly known as a technologist, but I’m also a kind of trader, investor, going back to the mid 90’s, on a personal basis, right. And so I got, once Bitcoin became, you know, there were exchange listings and that became arbitrage opportunities and so on, I started investing, I did some mining. And then I went on to start Blockstream, which is a separate company from Bitcoin Standard Treasury. And Blockstream is a technology company developing all the different layers of Bitcoin, so, hardware wallets, software wallets, layer two protocols, wallets for individuals, for businesses, for custodians. So the whole gamut of things in that space and some other things as well, like, block explorer, price speed with ICE data services, where we are providing the data room that’s sold through ICE. And we’ve been around since 2014.

Sean Bill: Well, I came to Bitcoin much later than, Adam. I started out as a floor trader at the Chicago Board of Trade in 1994. And so, was kind of on a more traditional TradFi path, got into hedge funds in ‘98 and was in that space till 2011 and then migrated into pension funds as a Chief Investment Officer of a public pension plan in California. And so, I first heard about Bitcoin in 2014 from some friends and, kind of put it on my Bloomberg started watching it. 2016, actually I bought my first Bitcoin, and I think that was like a $465. I was trying to get in there like, 250, and I missed the market because it took so long to get an account open, to get the bank account approved., when you were trying to fund the account. And, by 2019, I thought, boy, this is a super interesting asset, and if we could could include it in a pension portfolio, this would be a way to, you know, really offset some of the unfunded liabilities. And so that got me really interested in Bitcoin and spending a lot of time on Bitcoin. And in 2019, I made an official recommendation to the Santa Clara VTA that they invest 1 to 3% of the portfolio in Bitcoin. At that time, it was around $7,000. And in 2021, about 18 months later, we were actually able to get exposure to Bitcoin through one of our fund to funds, through an allocation there. And I think that was probably the first pension fund to actually have Bitcoin exposure directly. So I came in you know, really in 2016 and then, officially, for 2016 for myself, and 2019, for the pension world.

Nick Clayton: And it still sounds like in some level, you know, we have, Adam, who was early from the kind of conceptual and innovation and creation stage, and you, who you’re very early from the institutional kind of wave of this. And, given that there’s been such an explosion in a variety of different types of crypto enterprises lately, just aside from having the unique perspective on Bitcoin from that long vantage point, what kind of advantages do you think that experience brings to Bitcoin Standard Treasury operationally?

Sean Bill: Well, I think, you know, one of the things that we’re really trying to do at the Bitcoin Standard Treasury company is to be very thoughtful about the team that we’re assembling. And so, with obviously, with Adam, we have unparalleled domain expertise within the Bitcoin technology ecosystem.

I think with myself, my contribution is really on the institutional investor side and portfolio construction and understanding how to build portfolios.

And then we recently hired Katherine Dowling from Bitwise. And so one of the pieces that Adam and I, we’re really trying to fill in where our weak spots were. And so Katherine is really a fantastic, operator and execution oriented person. And then we very recently hired Bob Stefanowski, who was the former CEO of Neom US, the Saudi Arabia operation and then he had served as the CFO of Union Bank Switzerland Investment Management. So I think, our advantage is having an experienced team that, you know, we like to say we’re the adults in the room.

We have a very long term perspective and really trying to be very thoughtful about the team that we’re putting together.

Adam Back: And I think the other differentiator, and the readers can see this in the SEC filing from March, is that we are, you know, out of the gate designed to be an actively managed Bitcoin treasury company, where the other treasury companies, by and large, store in a Bitcoin with a custodian. And so that is where their institutional risk management, portfolio allocation, diversification, the millennium like multi-strat that Sean described, as a way to generate a return in a risk managed way. And so, that’s a differentiator for us, effectively.

Nick Clayton: Yeah, and it’s interesting from an actively managed holdings perspective, all of this is coming to head and coming to the market at a time when Bitcoin had a really unique supply situation. And that’s something that you’ve mentioned in earlier materials. Could you get into a bit in why the timing now is sort of a particularly interesting time to build a big position here?

Adam Back: Well, I mean, I think, many of the recent generation of Bitcoin treasury companies that came to market during the last 12 months, a big wave of them last year, and many of them have average purchase prices over $100,000, in some cases 115 or something quite high. And so obviously, the average purchase price of a treasury company is part of the way people value them, is it above or below the acquisition time and how does the average price evolve as they continue to buy in the market?

So I think we have the advantage, we’ll see what the Bitcoin price is at the at the effective date, right. DeSPAC when we were able to do the trades, what the average price is. But if it’s still at this range, we’re able to buy more Bitcoin in to augment the 25,000 founding share Bitcoin and the 5,021 Bitcoin equity PIPE, which itself is unique, and Sean can describe some of the equity instruments coming into this. Would see us being able to get into position four, maybe position three, depending on the Bitcoin price, where if we had gone out, you know, as the others did when the price was over 100,000, we would have had, we would have been in a lower Bitcoin position. So, they’re sort of ranked by the size of Bitcoin holdings, right? So that is an advantage, and let’s say in the field generally having a lower average cost is also an advantage in the way people will look at them when they’re valuing, we’ll have to see what the market thinks of it.

Nick Clayton: Yeah, I definitely want to get into all of the individual equity structures in this transaction because it’s fascinating and very unique. But also I do think it’s interesting as you’re mentioning there, we’ve seen the formation of other crypto treasuries over the past year, many of them via SPACs, but not always with the same purchasing timelines and sort of strategies around that. And, we’ve seen, of course, you know, prices change since last summer. I’m curious what, as you were coming into this even before last summer, you know, I’m sure you, as you were beginning the thinking on this, what ultimately kind of gave you the idea to have your approach and specifically the approach involving the SPAC?

Adam Back: On the active approach, I have been investing in the treasury companies, both with MicroStrategy, and then I was early in Metaplanet also because the person who was introduced the Metaplanet company to Bitcoin was an investor in Blockstream. And so I knew the guy and so I was able to get involved and take a position in that very early on. So I had some period where I was individually, as an individual investor, trying to form price valuations, trying to look at the evolution of the mNAVs, trying to think about why that is. And at some point, I had the opportunity to speak to some of the management teams and put it to them that they should consider using the Bitcoin capital return. And so that’s something I’ve been doing with my personal funds. And none of them seem inclined to do that. So ultimately we resolved to put our views into effect in the market.

Sean Bill: Yeah. I think this is where we, you know, really have a tremendous advantage with Adam’s domain expertise within the Bitcoin ecosystem, and also being an active trader and having a history of actually investing and trying different new things out within the Bitcoin ecosystem. It gives us early insights into what’s working and what’s not.

And then you combine that with some of our portfolio construction capabilities, and the idea of having hubs, and hub spoke system with core managers and satellite managers. I think it’s going to be a very unique approach to how we actively manage our Bitcoin, to try to get yield on the Bitcoin, and try to create alpha on the Bitcoin. The market, I really kind of like to describe it, it’s like almost like you’re back in 1994, when hedge funds were really kind of just starting to take off. If you look at the Bitcoin capital markets it’s still not super well understood, there’s still a lot of inefficiency in these markets. And we think that we don’t know how long that will last for, obviously with having ETFs come into play and what have you, that’s increased efficiency a bit. But there’s still actually surprisingly good opportunities there to generate yield and alpha. So we’re very excited about where we are in the market.

Nick Clayton: Yeah I think it’s also interesting, you know, this back side of this as well with some of these treasuries have come via SPACs, but your SPAC partner in Cantor Equity Partners I is unique as well because, you know, IPOed without the potentially dilutive overhangs of warrants or rights in its units. It’s a shares only SPAC, and obviously connected to some very experienced dealmakers as well. But, just why or was any of those details important to you when you were kind of considering the formation of all of this and working with them?

Adam Back: Right. I mean, I think one differentiator is a lot of the SPACs, effectively coming to Wall Street, raising money on Bitcoin with the money raised from professional investors and then marketing the result, whereas we were more bringing Bitcoin to Wall Street because of the 25,000 founder shares. And then we offered uniquely a Bitcoin equity PIPE as well as the dollar equity PIPE. People had the opportunity to roll Bitcoin into the Bitcoin equity PIPE for a kind of in-kind contribution to involve Bitcoin traders in the ecosystem and try to bring some of the Bitcoin trading energy into Wall Street. And so the percentages change depending on the reference price of Bitcoin when we’re able to buy in the market but you know those sort of 55 to 70% of the capital, and at the time of the SPAC, it was 65 to 70%, was effectively bound up money and Bitcoin investor money and so from that point of view, we were looking at it more from a Bitcoin mindset. And it also meant that we could get the fees down because you don’t typically get charged fees on money that you bring with you, right? So that, in itself, reduced the average fee and we made sure to make it an efficient deal because for the Bitcoin basics investor, such as those coming into the Bitcoin equity PIPE, we don’t like to see the Bitcoin per share eroded more than necessary on the way in. So, if you consider the fees are automatically reduced because they’re shared across the whole class, right? And we made sure that there were as few as possible gimmicks and warrants and all these kinds of things which you find in some of the deals during the last year.

Sean Bill: Yeah, I think that’s a really important point. You know, when we were coming to the market, we said okay, we don’t want to have a lot of dilution and we also want to show a long term commitment and alignment with our investors. So we have a one-year lock up on all of our founding team investment into BSTR, whereas those folks that came in through the traditional securities or the Bitcoin in-kind of equity PIPE are free to trade on day one. So, we’re actually committed to not selling any shares and actually legally bound to not selling shares for a year, which we also thought was a great additional feature to put into the deal.

Nick Clayton: Yeah, and so just touching upon those equity structures, just because I think people who follow SPAC deals are familiar, I mean, there was a period of time there where the PIPE market was very difficult, and sometimes a SPAC will have one PIPE, and sometimes it kind of has three because you have the fiat equity PIPE that is dollar denominated, you have 5,021 Bitcoin coming in via that PIPE and also some convertible note funding. So Sean, I mean, it’s sort of, what was the thinking between that combination and, you know, we’ve touched upon the Bitcoin coming in, but, you know, in having that mix?

Sean Bill: Yeah, so when we originally approached Cantor, the idea was that it would be maybe a call it 250 million dollar equity PIPE and maybe, 250, 300 million on the convertible note. I think that they were genuinely surprised at the interest that was generated. And I think obviously, part of that is Adam having such a well known name within the space and with our bringing a more institutional framework, we ended up raising a lot more than what they anticipated.

So we did 400 million and the common equity PIPE, we did 575 million in the convertible note with a 1% coupon, and then we did the first convertible preferred equity or stock for a SPAC, a new issue SPAC. We did 300 million par on that, and we did that with a 7% coupon, and we priced it with a 15% discount, so it does yield around 12% net.

But that was kind of really pushing the boundaries there. We actually have investors that came out of Canadian pension funds, we have investors that are quasi sovereigns on the Middle East. And Cantor, I think would acknowledge that they were really, pretty surprised at the quality of the investors that we brought to the deal. So that was exciting for Adam and I.

And then, of course, with Adam’s network within the Bitcoin ecosystem, when word got out that the founding team was putting in a decent slog of 25,000 Bitcoin to seed the vehicle, inbound started coming into Adam about participating from other Bitcoin OGs. And so that was a really exciting opportunity for us to do the first Bitcoin in-kind equity PIPE in the United States. And you know, Adam, and some of the other fellows had done them in Europe, with H100 and Albie and so, you know, for them it was an easy connect the dots, let’s do it in the United States. And so that was an exciting addition to the deal. So I think we ended up raising, at that time in July, with the Bitcoin prices where they were, it was around 2.1 billion, in total commitments, between the PIPEs and then the Bitcoin in-kind equity PIPE.

Adam Back: And then the SPAC itself I it think is…

Sean Bill: And the SPAC, that’s right. Yeah, that’s right, the SPAC was another 200 million and that’s subject to redemptions. But we are pretty confident that we’re going to have a good turn out there.

Nick Clayton: And are there additional financing structures that you would consider adding to the mix, you know, either before or after close? I mean, I remember in some of your earlier materials that discussed some kind of pros and cons in terms of the Bitcoin universe of different ways of using equity instruments for future Bitcoin purchases.

Sean Bill: Well I think we would, I don’t think we’ll do anything before the close because that could slow us down on our close, and we want to get the deal out there in the public. So after the close, I could see a Bitcoin in-kind convertible note. That’s something that I think we would like to introduce to the United States. That would be really exciting. A Bitcoin perpetual would be another security, which maybe Adam could go into, a little bit about how that works. That’s something that you haven’t seen in the U.S. yet, but that might be something that we could try to bring. So part of our mission is to really be a catalyst for the bitcoinization or broader adoption of Bitcoin. So, wherever we can help, you know, Wall Street, underwrite new and interesting securities, we want to be involved in that.

And so that was also, to be blunt, one of the things that attracted us to Cantor is that they have a very entrepreneurial mindset among Wall Street. And they’ve really embraced Bitcoin and been one of the champions of Bitcoin. And, so, I think that we found a good partner there that was willing to try to do things that were a little outside of the box and maybe a little different than what they would normally do. And we had a lot of success with that Bitcoin in-kind of equity PIPE, but I think we’d like to build on that for sure.

Nick Clayton: Right, and so I mean, without going too much into the special sauce, what are sort of the opportunities you’re looking at in terms of generating yield from the company’s holdings over the longer term here?

Sean Bill: Well, so there’s kind of, we can break it into individual swim lanes, and then we kind of look at it as, you know, you want to build an alpha engine and you want to have individual contributors of alpha to the engine. And so it’s important to have individual swim lanes that are kind of their own strategies. So a swim lane, an example of a swim lane could be, an options, covered options writing strategy, for example. And so you might have 1 or 2 core managers that are running covered options writing strategies and then have some satellite managers around them as well, some smaller allocations that maybe don’t have as long as a track record or as much AUM. Another example would be basis trading, which really is a reflection of credit risk between different exchanges, right? So in the perpetual market, there are differences in the financing rate on the exchanges. And so that’s another opportunity that, you know, we want to try to explore and capture a return from, high frequency trading would be another one, inter-exchange arbitrage would be another one, a trend following mean reversion be another one. All those we think represent great opportunities within the Bitcoin ecosystem, and we think, by combining them and weighting them appropriately, we can create excess alpha over and above the beta that you get with Bitcoin.

Nick Clayton: That’s really interesting. And Adam, you were mentioning earlier that before launching this, you know, officially, you spent some time really kind of evaluating some of the other treasuries that were there back when there were far fewer of them, but, what are some of the qualities you saw in other treasuries that sort of justified them trading consistently over NAV, that you sort of took from that period?

Adam Back: Well, I think the there are international ones, right? So of course, MicroStrategy was the first and I was an investor in that. And then in Japan with Metaplanet there are differences. So there’s a kind of tax arbitrage if you like, because the tax rate on Bitcoin is quite high and the tax rate on equities is significantly lower.

And so you could see that could come on a premium effectively. And then they have a very active retail trading environment in Japan, so the market is somewhat different for fuel where you know, let’s say the European markets have less active retail traders, so effectively that creates a lot of volatility and interest amongst retail traders in Japan and also institutional and so on, right? So I believe at this point Capital Group is in maybe a sizable position in Metaplanet, and of course, they have been one of the major shareholders in MicroStrategy going back some time as well. And more recently there have been so a number of treasury companies in Europe, the two of the larger ones that I invested in were Capital B, which is a French treasury company, independent software vendor that kind of expanded into a Bitcoin treasury company, and H100 which is listed on the Nordic Growth Market, so it’s a Swedish company that was brought public by RTO and also has a treasury company, and both of those have the Bitcoin basics convertible note, which is, you know, as an investor, which is quite an experience, interesting experience to participate in and see how the mechanics work.

So it’s always interesting to learn by doing and I think the interesting, one of the interesting qualities of Bitcoin denominated convertible notes is it’s a debt until it converts, you know, if the shares reach the conversion premium, but the investor is lending the company Bitcoin and the companies, you know, it doesn’t have a forex risk between Bitcoin and dollars or euros because, you know, it has a Bitcoin in debt and a Bitcoin in custody. So the interesting observation there is that it can enable higher ratios where, you know, there would be debt ratios, you would look to balance with a euro or a dollar convertible note, but with a Bitcoin versus convertible note, there’s a different mechanic going on, right? So, some of those were quite effective and we’d be interested to try those in the U.S.

And the other one Sean mentioned is a bit like STRC, also quite a stretch, the more recent product from MicroStrategy, which is paying an interest rate on dollars, a coupon, right? It’s not formally a debt because it’s a perpetual product. And the idea to introduce the Bitcoin version that pays a yield on Bitcoin where you invest in Bitcoin. And of course, the interesting thing with perpetuals is that they don’t create common share dilution, so they are quite effective at increasing Bitcoin per share, and they’re bought by potentially a different pool of investors, people looking for a fixed income or a variable income rather than equity risk profile or a convertible note risk profile.

Nick Clayton: And so now, given that there are several Bitcoin treasuries now listed and out there, many of which are trading below NAV, do you see there being a potential for consolidation in the space? Is that something that would interest Bitcoin Standard Treasury? What’s the perspective on that?

Sean Bill: Yeah, it’s definitely something that we are interested in and that we are exploring. We are looking at what we believe will be geographical consolidation. So, just like there are winners in the technology space with like search and retail and you know, other sectors, we expect that you’ll see the same thing in the treasury space, that you’ll see one or two big winners. So, you know, just like you have a winner with Google in search or Amazon in retail, or maybe Shopify is in second, or maybe in social it’s Facebook and X, you know, we think that you’re going to see a significant consolidation in the industry and where there’s a discount to mNAV and it makes sense, that’s something that we would be interested in exploring.

Nick Clayton: Right, and I’m sort of curious even from sort of a philosophical standpoint now that you’re coming into the market now with a unique proposition, I know you’ve been a proponent of bitcoinizing more of the financial structures for a long time. But, you know, just given that you will have something unique here, are you concerned at copycats? Do you think copycats are going to be a good thing if you see more and more places adopting similar structures as you and things like that? you know the medium term of the competitive environment feel like for you in terms of what you hope to see?

Adam Back: Well, I think two things there. One is one way to look at the treasury company is a form of arbitrage, it’s the advantage of a public company vehicle, with the arbitrage being the cost of capital, versus the long term appreciation of Bitcoin, if it continues its adoption and because of the fixed supply and increase in price and say if Bitcoin over the long term increases faster than the cost of capital, that allows actually a treasury company to increase the Bitcoin per share using ATMs, convertible notes, and of course in our case this internal yield. The point about being scalable is there’s lots of space for an enormous amount of treasury companies. If the hypothetical addressable market is where Bitcoin ends up in terms of total market cap, right? And people have thrown up enormous numbers even as early as 2009, which as early technologist, a friend of mine actually, Hal Finey you know, before there was a price or hardly any users, said well maybe the addressable market is about 200 trillion just looking on bond markets and cash and M2 and things like this, right? So, of course, that places the Bitcoin price at $10 million per coin, so we’ll see where the Bitcoin gets over the next decades, but if that were the addressable market then of course the arbitrage opportunity has to absorb a lot of capital to get there, right? And so if that’s the target then there’s space for all of the large cap public market companies to put Bitcoin on the balance sheet. There’s net enormous capacity, so competition is no problem in terms of eroding the arbitrage, right?

And the second thing is probably about the active management. We’ve seen a few companies talk about active management since we did because it’s a competitive environment. But I think it’s easier to say than to do, and we have the management team experience with Sean. We have several decades of experience in very fast-growing, top hedge funds and won awards with the Prime Meridian hedge fund two years in a row. So really, you have to do, if you’re doing the asset management, you need somebody who’s a known quantity with a track record for the institutional investors, and indeed part of the fundraise I would say, effectively came from Sean’s network in the, you know, capital markets space from prior fund management and pension fund experience.

Sean Bill: I think we’re really excited about the opportunity that’s in front of us. And, you know, when we first started socializing the idea of actively managing the treasury and using Bitcoin as an asset, it was a pretty new idea. When we first started talking about this in July of ‘25, we did see other treasuries quickly pivot to the idea of having active management as well. What we kind of have been developing is we really are trying to kind of keep pushing the boundaries forward on Bitcoin treasuries, and we feel like we’re building, I guess you would say, like the Berkshire Hathaway 2.0. We’re going to have a treasury that will be actively managed instead of stocks and bonds generated term, we’ll have Bitcoin, we’ll have all these strategies that we’re implementing to produce yield and alpha. But we also will look at the idea of consolidating some of the space, of the treasury space, and of the Bitcoin ecosystem. So eventually the idea of having wholly owned subsidiaries that will function as independent subsidiaries that are focused on the Bitcoin ecosystem. And again, this goes back to trying to be a positive catalyst for the development of Bitcoin ecosystem within the global markets. And so we think that one, BSTR brings a lower cost of capital to those companies, as a public company who had access to the markets that Adam referenced, and two, that we can create a great alignment of incentives with the founders of those companies by providing access to public shares, publicly traded shares, and providing liquidity to those folks.

So we have some different projects that we’re working on in the background, that I think we haven’t really surfaced yet, they’re not ready for prime time, but I think that our goal is to think like an entrepreneur with institutional resources and to really try to keep moving and advancing the ball forward for the development of the Bitcoin ecosystem.

Additional Information and Where to Find It

As previously disclosed, in October 2025 BSTR Holdings, Inc. (“Pubco”) and BSTR Newco, LLC (“Newco”) confidentially submitted a draft registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) and intend to publicly file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (the “Business Combination”), pursuant to the Business Combination Agreement, dated July 16, 2025, among Pubco, CEPO, Newco and the other parties named therein (the “Business Combination Agreement”), the concurrent private placement of Pubco’s 1.00% convertible senior secured notes (the “Convertible Notes” and such private placement, together with the options to investors to purchase additional Convertible Notes and the option to purchase Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”), collectively, the “Convertible Notes Private Placement,”), the concurrent private placement of the Preferred Stock (the “Preferred Stock Private Placement”), the concurrent private placement of class A common membership interests of Newco (the “Newco Class A Interests” and such private placement, the “Newco Private Placement”), the private placement of CEPO’s Class A ordinary shares (the “CEPO Class A Ordinary Shares” and such private placement, the “CEPO Equity PIPE” and, together with the Convertible Notes Private Placement, the Preferred Stock Private Placement and the Newco Private Placement, the “Private Placement Investments”) and other transactions contemplated by the Business Combination (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively. In addition, further information relating to BSTR Holdings, Inc. and BSTR Newco, LLC will be made available on BSTR’s website at www.bstr.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and shares of Preferred Stock to be issued by Pubco, the CEPO Class A Ordinary Shares to be issued by CEPO and the Newco Class A Interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Newco Class A Interests at the closing of the Business Combination, pursuant to the Business Combination Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits, timing and occurrence of the completion of the Proposed Transactions, the assets held by Pubco and Newco, Pubco’s listing on an applicable stock exchange, Pubco’s planned business strategy including Pubco’s ability to offer public-market investors a differentiated, capital-efficient way to gain exposure to Bitcoin, accumulate Bitcoin and compound Bitcoin per share over time and produce and provide Bitcoin-related services, Pubco’s yield strategies, alpha strategies and capital markets strategy, Pubco’s balance sheet, mergers and acquisitions, Pubco’s ability to access the Bitcoin community, Pubco’s ability to generate profits, Pubco’s dynamic operating model, Pubco’s multi-manager approach and ability to engage third-party investment managers, Pubco’s ability to become one of the largest public Bitcoin treasury companies, Pubco’s performance and market position, Pubco’s ability to unite Bitcoin and traditional finance, Pubco’s position in the Bitcoin ecosystem, any projected outcomes or expectations of crypto treasury strategies or businesses, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, Pubco’s management and leadership after the completion of the Business Combination, the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, plans and expectations for Bitcoin adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with Bitcoin and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect”, “anticipate,” “estimate,” “intend,” “strategy,” “future,” ‘opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” ‘will continue”. “will likely result, and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the Private Placement Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEPO Class A Ordinary Shares or the Class A ordinary shares of Pubco (the “Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.

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